SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No. )1


                                   KEANE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    486665102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|  Rule 13d-1(b)

|_|  Rule 13d-1(c)

|X|  Rule 13d-1(d)

---------------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                              -------------------------
   CUSIP No. 486665102            SCHEDULE 13G             Page 2 of 6 Pages
-------------------------                              -------------------------

--------- ----------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          John H. Fain
--------- ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)    |_|
                                                                      (b)    |_|
          Not Applicable
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY


--------- ----------------------------------------------------------------------
4.        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
------------------------- ------- ----------------------------------------------
       NUMBER OF          5.      SOLE VOTING POWER

         SHARES                   3,234,794
                          ------- ----------------------------------------------
      BENEFICIALLY        6.      SHARED VOTING POWER

        OWNED BY                  778,325
                          ------- ----------------------------------------------
          EACH            7.      SOLE DISPOSITIVE POWER

       REPORTING                  3,234,794
                          ------- ----------------------------------------------
      PERSON WITH         8.      SHARED DISPOSITIVE POWER

                                  778,325
------------------------- ------- ----------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,013,119
--------- ----------------------------------------------------------------------
10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             |_|

          See footnote 2 to Item 4
--------- ----------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.3%
--------- ----------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
                                       FOR
                                  JOHN H. FAIN


Item 1(a).    Name of Issuer:

              KEANE, INC.

Item 1(b).    Address of Issuer's Principal Executive Offices:

              TEN CITY SQUARE
              BOSTON, MASSACHUSETTS, 02129

Item 2(a).    Name of Person Filing:

              JOHN H. FAIN

Item 2(b).    Address of Principal Business Office or, if None, Residence:

              200 GOLDEN OAK COURT
              SUITE 300
              VIRGINIA BEACH, VA 23452

Item 2(c).    Citizenship:

              UNITED STATES

Item 2(d).    Title of Class of Securities:

              COMMON STOCK, PAR VALUE $0.10 PER SHARE

Item 2(e).    CUSIP Number:

              486665102

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

         (a)  |_|  Broker or dealer  registered under Section 15 of the Exchange
                   Act.

         (b)  |_|  Bank as defined in Section 3(a)(6) of the Exchange Act.

         (c) |_| Insurance company as defined in Section 3(a)(19) of the Exchange Act.

         (d)  |_|  Investment   company   registered  under  Section  8  of  the
                   Investment Company Act.

         (e)  |_|  An    investment    adviser   in    accordance    with   Rule
                   13d-1(b)(1)(ii)(E).

         (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

         (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

         (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

         (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

         (j)  |_|  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.       Ownership.

         (a)   Amount beneficially owned:  4,013,119 SHARES 2

         (b)   Percent of class:  5.3% 3

         (c)   Number of shares as to which such person has:

             (i)    Sole power to vote or to direct the vote: 3,234,794

             (ii)   Shared power to vote or to direct the vote: 778,325

             (iii)  Sole  power to  dispose  or to direct  the  disposition  of:
                    3,234,794

             (iv)   Shared  power to dispose or to direct  the  disposition  of:
                    778,325

Item 5.       Ownership of Five Percent or Less of a Class.

              NOT APPLICABLE.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

              NOT APPLICABLE.




_____________________

2 As of December 31, 2001. Includes: (i) 778,325 shares owned by a trust established by Mr. Fain of which his wife, Joyce L. Fain, and his sister, Cynthia L. Akins, are the co-trustees and of which Mr. Fain disclaims beneficial ownership; (ii) 109,427 shares held by a trust of which Mr. Fain's son is the beneficiary and Mr. Fain is the trustee and of which Mr. Fain disclaims beneficial ownership; and (iii) 99,326 shares held by Ms. Akins as custodian for the benefit of Mr. Fain's daughter under the Virginia Uniform Transfers to Minors Act of which Mr. Fain disclaims beneficial ownership. This filing shall not be deemed an admission that Mr. Fain is the beneficial owner of the securities described in (i), (ii) or (iii) above for purposes of Section 13 or
Section 16 of the Securities Exchange Act of 1934 or otherwise.

3 Based on  75,454,862  shares of Common  Stock  outstanding  as of February 12,
2002.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

              NOT APPLICABLE.

Item 8.       Identification and Classification of Members of the Group.

              NOT APPLICABLE.

Item 9.       Notice of Dissolution of Group.

              NOT APPLICABLE.

Item 10.      Certifications.

              NOT APPLICABLE.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 14, 2002                /s/ John H. Fain
                                         ---------------------------------------
                                         John H. Fain


         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).